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                    November 29, 2021

       Leland Bunch, III
       Chief Executive Officer & President
       Banc of America Merrill Lynch Commercial Mortgage Inc.
       One Bryant Park
       New York, New York 10036

                                                        Re: Banc of America
Merrill Lynch Commercial Mortgage Inc.
                                                            Registration
Statement on Form SF-3
                                                            Filed November 22,
2021
                                                            File No. 333-261279

       Dear Mr. Bunch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at
(202) 551-3262 with
       any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Structured Finance